
03056096


LOWE'S
Home Improvement Warehouse

ANNUAL REPORT 2002

GROW


LOWE'S
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Company Profile Lowe's Companies, Inc. is a $26.5 billion retailer of a complete line of home improvement products and equipment. The company serves more than 8 million do-it-yourself and commercial business customers each week through 854 stores in 44 states. Named FORTUNE magazine's Most Admired Specialty Retailer in 2002, Lowe's is the world's second largest home improvement retailer and the 14th largest retailer in the U.S.

Lowe's expansion continues, opening a new store on average every three days. The company's opening plans include two prototypes, a 116,000-square-foot store for large markets and a 94,000-square-foot store used primarily to serve smaller markets. Both prototypes include a lawn and garden center averaging an additional 25,000 square feet. At the beginning of 2003, our square footage totaled approximately 95 million square feet.

In 2002, Lowe's opened 123 new stores, the majority of which were in metropolitan markets. In 2003, the company plans to open 130 new stores and continue its emphasis on cities with populations greater than 500,000 such as New York, Philadelphia, and Los Angeles.

Lowe's is an active supporter of the communities it serves. Through the Lowe's Heroes volunteer programs and the Home Safety Council, we provide help to civic groups with public safety projects and share important home safety and fire prevention information with neighborhoods across the country.

Headquartered in Wilkesboro, N.C., our 57-year-old company employs 122,000 people. Approximately 6 percent of Lowe's stock is owned by employees through the Lowe's 401(k) plan.

Lowe's is committed to understanding and reflecting our communities' diverse cultures in our staffing, business partnerships and the products we sell. We are committed to making diversity and inclusion a natural part of the way we do business.

Lowe's has been a publicly held company since October 10, 1961. Our stock is listed on the New York Stock Exchange with shares trading under the symbol LOW.

For more information, visit www.Lowes.com

LOWE'S COMPANIES, INC.
ANNUAL REPORT 2002



Growth comes in many forms.

It's about challenge, vision and determination. It's about seizing opportunities every day.

To grow is to set goals that stretch the imagination... and then exceed them. Lowe's is committed to growth — for our shareholders, our employees and, of course, our customers — who are growing their own vision of success at home.

In 2002, Lowe's grew by expanding into new markets, by forging new alliances, and by bringing even more well-respected brands to its stores and into American homes. Lowe's earned the loyalty of new customers by offering name-brand products they respect and services they trust. That trust is the foundation on which Lowe's success lies and on which our future will be built.

Robert L. Tillman
Chairman of the Board and Chief Executive Officer


LOWE'S

TO OUR SHAREHOLDERS


30
25
20
15
10
5
0
94 95 96 97 98 99 00 01 02

SALES GROWTH
IN BILLIONS OF DOLLARS


1,600
1,400
1,200
1,000
800
600
400
200
0
94 95 96 97 98 99 00 01 02

EARNINGS GROWTH
IN MILLIONS OF DOLLARS

In a year marked by a sputtering economy, escalating geopolitical concerns and declining consumer confidence, Lowe's employees delivered what I feel was the best year in our 57-year history. They did it with a dedication to executing the fundamentals of retailing and never losing focus on serving our customers' needs. The talent of our employees and quality of our results led to Lowe's being recognized as America's Most Admired Specialty Retailer by FORTUNE magazine, an accolade representative of our employees' hard work and dedication as well as the outstanding support we receive from our vendor partners.

Despite the broader macro-economic concerns of 2002, the housing sector remained strong. Driven by low mortgage rates, a strong refinancing cycle, positive demographic and psycho-graphic trends, as well as an ever-growing immigrant population, the sale of both new and existing homes reached record levels in 2002.

As the broader economy wavered, home improvement remained resilient.

Against the turbulent backdrop of mixed economic signals, I'm proud of the results our stores were able to deliver in fiscal 2002. Sales totaled $26.5 billion, an increase of 19.8 percent over fiscal 2001. Comparable store sales increased 5.6 percent for the year. Encouragingly, our sales performance in 2002 was balanced across the country as well as across all product categories. This balance speaks to the national strength of the home improvement consumer despite the many concerns that continue to weigh on the economy. In 2002, we added 123 new stores in great markets around the country bringing our total store count to 854.

Gross margin reached a record high of 30.3 percent in 2002. In today's competitive environment, where we remain committed to Every Day Low Prices, our ability to drive gross margins higher is attributable to many factors.

First, our "Up The Continuum" merchandising strategy, which is guided by our customers' desire to make their homes unique and expressive of their individual personalities, continues to pay dividends. Our merchants continue to work diligently to offer quality products that provide value across all price points in our lines. Their success is measured by strong sales, higher average tickets and growing margins.

In addition, we've continued to capitalize on opportunities provided by our global sourcing offices in Asia and other parts of the world. We see opportunity to enhance margin by increasing our percentage of foreign-sourced product in the years to come.

FINANCIAL HIGHLIGHTS

IN MILLIONS, EXCEPT PER SHARE DATA

	Increase over '01	Fiscal '02	Fiscal '01
Sales	19.8%	$ 26,491	$ 22,111
Gross Margin Percentage	150 bps*	30.3%	28.8%
Pretax Earnings	45.2%	$ 2,359	$ 1,624
Net Earnings	43.8%	$ 1,471	$ 1,023
Earnings Per Share			
Basic	42.1%	$ 1.89	$ 1.33
Diluted	42.3%	$ 1.85	$ 1.30
Cash Dividends Per Share	6.3%	$ 0.09	$ 0.08

* Basis points

Our store employees also deserve credit for delivering on several key initiatives that drove gross margin. In 2002 we challenged our stores to control inventory shrink, and they certainly delivered. Lower shrink results added 28 basis points to gross margin this year.

In 2002, we implemented new procedures, in conjunction with new technology, that helped simplify the Special Order and Installed Sales process. These changes created efficiencies for our employees and led to a better experience for our customers. Technology also played a major role in our new streamlined process to return product to our vendors. Each of these in-store initiatives helped Lowe's deliver industry-leading results in 2002, and ultimately led to a record operating margin of 10.1 percent and a 43.8 percent increase in net earnings to nearly $1.5 billion for the year.

The key to our success is our diligent focus on our customers. We have been listening to and learning from them for 57 years. And, we have earned their trust.

Much of the uncertainty that weighed on the consumer in 2002 continues into 2003. Geopolitical concerns are even greater today than in 2002, and consumer confidence is not likely to rebound until some, or all, of those concerns are resolved or mitigated. Despite the overhanging anxiety, there remain many positive trends for the home improvement sector both today and in the future.

First, the record strength we saw in the housing market in 2002 continues into 2003. While mortgage rates are expected to increase slightly from recent record lows, economists at the National Association of Realtors® expect rates to remain near these lows in 2003, keeping housing affordable and facilitating continued demand.

Supporting that belief, single-family building permits continue to be issued at record levels. As a leading indicator of future housing starts, this trend indicates a strong pipeline of new homes on the horizon.

The U.S. housing stock continues to appreciate in value. Continued appreciation gives homeowners the comfort to continue to invest in their homes providing both current enjoyment and the possibility of future appreciation.

That appreciation has given rise to the concern of a housing bubble. However, the median price of homes in the U.S. has increased for 34 straight years. Demand for housing remains strong while the supply of homes remains steady, which demonstrates signs of a balanced, stable housing market. As home ownership in the U.S. continues to grow to record levels, housing values seem to have support.

Opportunities are plentiful for Lowe's. We'll continue to add stores across the U.S. in both large and small markets that are enthusiastically embracing Lowe's in their communities. At the end of fiscal 2002, only 22 percent of our stores were in the top 25 markets where nearly 50 percent of the home improvement market potential resides.

We'll continue to capitalize on that opportunity by adding some 65 percent of our 2003 expansion in the nation's 100 largest markets. At the same time, smaller markets in the U.S. allow for additional profitable growth. These smaller-market stores have a reduced capital investment, a lower operating expense structure, and with efficiently managed inventory utilizing our world-class logistics network, these stores can provide a tremendous return for our shareholders despite their lower initial sales volumes.

While we're confident that we have years of new store growth ahead, adding new stores is only part of the story. We expect continued success in growing our comparable store sales in 2003.

We're currently conducting tests of an improved Installed Sales model that we're confident will allow us to continue to grow this business. The new model strives to enhance customer satisfaction by improving customer interaction throughout the process. In March, we began rolling out this new program to one district in each region, expanding the test nationwide. Building on this year's 50 percent growth, installation services will be a sales driver for years to come.

Our Special Order business continues to grow as well — up 38 percent in 2002. New systems, which streamline this often-cumbersome process, are the key to continued growth of special orders in the years to come. In 2003, we'll add to the work we've already done by rolling out enhanced electronic ordering with e-catalogs and EDI interfaces with our key Special Order vendors.

Commercial Business Customers remain an important part of our business as well. Targeting repair and remodelers, professional tradespeople and property maintenance professionals, Lowe's is successfully growing this business. As we continue to add stores in both new and existing markets, we become more and more convenient for these customers whose time is money.

As another indication of the opportunity that lies ahead for Lowe's, consider this. Of the 18 broad categories of products Lowe's sells, home centers hold a leading share in only five, and an over 40 percent share in only one. Our opportunity is to continue to gain share in those categories, providing our customers new and exciting brands that make Lowe's a destination store for more and more of the products we sell.

And we're making progress in that regard. Because of our increasingly convenient locations, in-stock products, and every day low prices, Lowe's is becoming a destination for a growing number of categories. We're the nation's second largest and fastest-growing appliance retailer. We have enhanced the lighting category by adding brands once found only in specialty retail shops, and Lowe's has increased its focus on flooring to deliver better brands and innovative products. We continue to be the exclusive retailer for American Tradition®, recognized for two consecutive years by a respected consumer testing group as one of the best paints in America. As consumers shift their shopping patterns, Lowe's is ensuring we have the right products available to meet every need.

We approach 2003 with cautious optimism despite the continued concerns of the broader macro-economic and geopolitical environment. Lowe's is ready to capitalize on the opportunities of a vibrant and growing home improvement market.

Our recently announced executive management changes ensure that we have a strong team in place to lead Lowe's well into the future. Our merchandising organization is experienced and energized. Our operations team is committed and focused on serving our customers. Our marketing programs are hitting home with American homeowners and the commercial businesses that serve them. All of this is supported by an efficient logistics and distribution system that ensures we have the right product, in the right stores, at the right time to meet our customers' needs.

In 2003, Lowe's and its team of 130,000 employees are raising the bar on our own performance. We will continue to *learn* from our customers and constantly *improve* our efforts to enhance their shopping experience. This commitment to customers will allow Lowe's to build on the momentum we achieved in 2002, and continue to *grow*, *expand* and *thrive* as we build a promising future for our customers, our employees and our shareholders.



Robert L. Tillman
Chairman of the Board and Chief Executive Officer
April 16, 2003 Wilkesboro, N.C.

LEARN

It's part of the American psyche and the American dream. People want the best quality and value they can afford for their homes and the right tools to do the job. Lowe's honors and embraces homeowners' increasing desire for self-expression by listening closely to our customers and their aspirations.



Home ownership has always been the American dream, and increasingly, homeowners have been putting their money where their house is. Today, home improvement consumers are conveying an even greater desire for self-expression. Lowe's is meeting the expectations of homeowners and home improvement professionals with a combination of quality products, complete solutions and do-it-yourself expertise.

Lowe's relationship with its customers is based on knowledge and trust. We listen closely to what customers tell us they want and conduct extensive research into demographic shifts, changing attitudes and discriminating needs.

Lowe's stores are designed to meet those needs. Clean, orderly stores with wide aisles and bright lights create an environment comfortable for all shoppers. Attractive displays and name-brand merchandise hit home with discerning do-it-yourself customers, while well-organized stores with complete assortments and job-lot quantities allow commercial customers, whose time is money, to quickly and conveniently make their purchases.

Our award-winning customer relationship database and targeted marketing campaigns allow Lowe's to communicate with customers based on the projects or products that interest them most. For example, customers who purchase materials to build a deck, soon thereafter will receive a catalog highlighting our offering of patio furniture and gas grills that will enhance the enjoyment of their new deck. Commercial customers will receive materials that are specific to their field, such as plumbing or painting mailers.

RN

Affinity clubs also allow Lowe's to provide information to our customers in specific areas of interest. Our Garden Club caters to those who enjoy botany and landscaping. Our Woodworkers Club provides updates on new and exciting products that help those interested in woodworking as either a hobby or a business. Finally, Team 48 Racing, with driver Jimmie Johnson, has made a winning connection with customers and fans who enjoy NASCAR — America's fastest-growing sport. The Team Lowe's Racing Club grew by 175 percent in 2002 and introduced 324,000 members to brand Lowe's.

Much like its customers, Lowe's never stops learning. With a strong base of knowledge, Lowe's anticipates needs based on lifestyle, life-stage and customer trends emerging at home and around the globe. It is part of a total commitment to better understanding our customers' needs.

We have learned from our customers that when they walk through our doors, they expect great products. Our commitment is to ensure we provide more than just merchandise. Big or small, Lowe's believes the most essential tool for every job is the knowledge required to complete it.



ASPIRE



It may be as simple as adding elegant lighting to a room or as complex as a complete remodel. Whatever the aspiration, our customers know they can find premium and exclusive products at Lowe's.

Consumers aspire for better amenities for their families and better ways to enjoy their homes. So they seek quality brands they know from a retailer they trust. High-quality products, at every day low prices, allow Lowe's to provide our customers with a means of self-expression in the projects they undertake.

In 2002, Lowe's continued to build trust among consumers by bringing more premium brands together under one roof. In the past year alone, Lowe's brought homeowners the style and design of Kichler® lighting products, the dependability of Husqvarna® and Cub Cadet® lawn tractors and outdoor power equipment, and the respected quality and style of Pella® windows and doors. This year, consumers can enjoy comfortable seasonal living as Lowe's introduces



ASPIRE

For homeowners who aspire to all the customized comforts of home, Lowe's has a style for every taste, a size for every fit, and a price for every pocketbook.

shop-vac Whirlpool Husqvarna



KICHLER

Cub Cadet

Coleman® outdoor furniture, the quality of Jenn-Air™ grills and world-renowned Jackson & Perkins® roses — all home-center exclusives to Lowe's.

Lowe's is extending its quality home décor options as it launches American Tradition® Signature Colors™ paint collections in 2003. The unique collection features distinctive palettes created by Alexander Julian Home,® Laura Ashley Home,® Waverly Home Classics,® and Earth Elements.™ Debuting this summer will be additional colors inspired by Eddie Bauer® and children's favorite Nickelodeon™ programs.

Lowe's is also changing the way Americans shop for appliances. In the past two years, Lowe's has captured more share of the appliance business than any other major retailer. The reason: commitment to exceed customers' expectations with outstanding selection, trusted brands, immediate availability, 24-hour delivery and knowledgeable sales people who are always there to help.

Like our customers, Lowe's aspires to do more. Because of its commitment to energy-efficient appliances and consumer education about saving energy at home, the Environmental Protection Agency has named Lowe's the Energy Star® Retail Partner of the Year. This coveted honor recognizes the company's efforts and its pledge to increase sales of Energy Star qualified products by 20 percent in 2003, saving its customers money on energy bills and protecting the environment for future generations.

EXCEED

When tackling projects around the home, most homeowners want the reassurance of a knowledgeable salesperson. Lowe's employees know the products, are able to explain how to use them, and go the extra mile to help homeowners successfully complete their projects.



We know that in order to grow our business, we must exceed our customers' expectations and provide the reassurance and knowledge that inspires trust. Customer service goes beyond showing a customer to a product on the shelf. Exceptional customer service includes help with coordinating the colors for a kitchen remodel, offering the opportunity for self-expression with special order products, arranging the installation of more complex home improvements, and highlighting features and benefits of products throughout the store.

Special order programs allow Lowe's to exceed our customers' expectations through an extensive offering of products beyond those available in our stores. With hundreds of thousands of products available by special order, the company increased sales of special order products by 38 percent in 2002. As customers look for ways to differentiate their homes, our special order offering is an integral part of enhancing the in-store experience.

When customers don't have the time or inclination to do a project, they rely on someone they trust to do the job. With 57 years of home improvement experience, homeowners call upon Lowe's with confidence to install everything from window treatments to water heaters, kitchen countertops to hardwood floors.

A dedicated service desk and trained employees who know the business give commercial customers the special attention they have come to expect from Lowe's.

Mr. Stone:

Just before Christmas I went into the Lowe's store in Hermitage, Tennessee, interested in purchasing some tile to tile my bathroom. I had never done any tile work before, but thought I could handle this project. I explained that to the guy in flooring. He said, "Sure you can. Just follow these few basic rules and you'll have a great looking floor." I purchased the tile and backer board and went home to start the project.

Things were looking and going great, just as the guy at your store told me. Right as I was completing the job, I decided to take out an old vanity and tile where it was. Well, of course I didn't have enough tile and went back to get more. Come to find out the tile had been discontinued. I'm near hysterics, it's two days before Christmas and I'm expecting a house full of family and now I can't complete the project I've bragged about. This flooring guy, named Danny Pickett, said, "We can fix this." I handed him a small piece and he said, "Oh this is Mink Haze 2, 8x8". It turned out he had bought the last of the discontinued tile! He asked me how many I needed. I told him six. He said to come back tomorrow and he'd have them. I did come back the next day and he had 10 tiles for me. On top of all this. . . He gave them to me! He said it was the least he could do after all I had gone through.

I find this unbelievable, in this day and age, that not only did he care about me as a customer, he went above and beyond the call of duty to help a panic-stricken woman complete a project. I went back in and told Danny how well everything went. I asked him why he did this and all he said was, "That's my job."

Mr. Stone, that's why I will come back to Lowe's time and time again – because one person cared.

Sincerely,
Debbie Warren

Technology is helping to improve service levels by helping employees better assist customers with special orders. Electronic catalogs connect directly with manufacturers to speed orders, eliminate errors and confirm delivery dates. And, new systems are making it easier than ever to order custom windows, doors and other millwork.

Lowe's is in constant pursuit of perfection when it comes to service. Employees are held to a high standard, and they rise to the occasion. Throughout the store, well-trained employees are on hand, ready and willing to help our customers and answer any questions that may arise.

At Lowe's, service is the number one priority. We expect and require our employees to demonstrate their commitment to exceed our customers' expectations every day and instill the trust that makes Lowe's their first choice in home improvement.

From the family tackling their first home improvement project to the most experienced commercial business customer, Lowe's employees are there — sharing their expertise and striving to exceed customer expectations every hour of every day.



EXPAND

From small-town America to the nation's largest cities, many new markets eagerly welcomed Lowe's to their communities in 2002. Consumers are embracing our strategy of providing trusted brands and services at every day low prices, and we see years of successful expansion ahead.

From Anchorage to Zanesville, Lowe's continues to grow its customer base by adding new stores across the country. In 2002, Lowe's opened 123 new stores, and the company plans to build 130 stores in 2003.

Larger markets, with populations of more than 500,000, provide significant untapped opportunity for Lowe's. Currently holding 52 percent of Lowe's total store base, these larger markets will make up approximately 65 percent of our expansion in 2003. Lowe's is benefiting from the higher average income, greater household density, generally older housing stock, and higher home ownership levels in these areas, as the company's highest-volume stores are in major markets.

Last fall, Lowe's announced plans to invest approximately $1 billion to open more than 60 stores in the greater New York City area, adding momentum to its aggressive expansion plan. The move is part of a long-term strategy to create a major presence in the Northeastern U.S., which represents about 12 percent of the nation's population.

Similarly, California provides significant opportunity for Lowe's expansion. With more than 40 stores currently open, the company has just begun to penetrate this rapidly growing state.

Metro markets are important, but they don't tell the whole story. The company continues to develop store prototypes that work in every market, from large to small. It's about flexibility and a constant objective to build better stores, with better layouts, to better serve customers wherever they may live.


Distribution Centers
Existing Stores
New Stores in 2002

EXPAND

Lowe's began in small-town America, which drove the need to distribute products efficiently and profitably. The foundation of that infrastructure is Lowe's state-of-the-art distribution network. Nine regional distribution centers efficiently supply stores from coast to coast. The network allows us to better manage our inventory investment, minimize freight costs, and insulate the company from product interruptions during natural disasters or unforeseen events. With a 10th distribution center under construction in the Orlando area, and an 11th planned for the Northeast, the network continues to perform and grow as our expansion continues across the country.

The right products at the right time in the right store locations. Together it translates to more convenience and better service for customers, no matter where they live.

LOWE'S STORES

INCLUDES PROJECTED STORE OPENINGS IN FISCAL '03

State	Stores	State	Stores	State	Stores
AK	2	KY	26	OK	19
AL	28	LA	16	OR	7
AR	11	MA	8	PA	39
AZ	12	MD	22	RI	3
CA	55	MI	31	SC	34
CO	10	MO	22	SD	1
CT	5	MS	14	TN	40
DE	5	MT	2	TX	85
FL	62	NC	77	UT	9
GA	42	ND	1	VA	48
HI	3	NE	3	WA	24
IA	8	NJ	22	WV	13
ID	2	NM	5	WY	1
IL	20	NV	10	TOTAL	979
IN	34	NY	25		
KS	7	OH	66		



The biggest thing Lowe's delivers can't fit on a truck. It is our promise. Throughout the communities we serve, Lowe's thrives on providing exceptional service in our stores and being there for our neighbors when they need us.

In every store, our employees take a little extra time to share their expertise. It is part of their training. It is part of Lowe's culture and its 57-year history. Annual employee surveys show a high degree of commitment and strong intention to recommend the company to their friends and family.

Lowe's maintains an extensive management development program. Store manager candidates take part in an intensive development program to sharpen their skills. The program creates what Lowe's considers to be the best store managers in the business and a full pipeline of candidates who are trained and ready to serve when store management opportunities become available.

Diversity continues to be a key component of our success. Our communities' diverse cultures are reflected in our employees, our business partnerships, and the products we

THRIVE



Our employees love what they do and it shows. Lowe's provides an environment of respect and teamwork, in which employees with a high level of commitment to serving their customers and their communities can thrive.

RIVE

sell. To ensure our diversity standards are maintained, our managers undergo continued guidance and training. As a measure of our success, DiversityInc.com recognized Lowe's among its top employers for minorities.

Lowe's commitment to employees is matched only by its dedication to the communities it serves. As part of the Lowe's Heroes volunteer program, employees invest their time and talents to help make homes, playgrounds and schools in their communities safer. In 2002, our stores took on local projects and touched the lives of more than 180,000 people. The program achieved national recognition in 2002 from the Points of Light Foundation.

When disasters occurred, Lowe's lent a helping hand. Stores in 26 states responded to 106 disasters over the past three years by activating the Lowe's American Red Cross customer donation program and by donating truckloads of needed supplies directly to affected neighborhoods.

In 2002, Lowe's helped build a Habitat for Humanity home in Birmingham, Ala. in record time and volunteered alongside college students for a home in Greenville, N.C. In 2003, Lowe's will partner with Whirlpool Corporation to sponsor the Jimmy Carter Work Project — a worldwide effort to address the need for safe, affordable housing. Employees will construct six homes, and the companies will donate materials to assist with approximately 100 homes built for the JCWP.

A sense of pride, commitment and accomplishment is what drives Lowe's and its employees to raise the bar on service in its stores and communities. Working together, we all thrive.

IMPROVE

Our past success is a result of our intense focus on our customers. But our future hinges on our ability to further improve everything we do. Ultimately, our goal is to improve our customers' lives with the products and services we offer.



The key to Lowe's future is an unwavering desire to better serve our customers in both new and existing markets. We are excited with the reception our new stores receive as we move across the country, as well as the continued support of customers in our existing markets, but we must continue to raise the bar on our performance. Our future rests on our ability to learn more about our customers ... provide the products and services they desire ... aspire to reach new heights ... and exceed our customers' expectations each and every day.

In short, we must continue to *improve* home improvement for our customers nationwide.

IMPROVE



We learn from our customers, aspire to make their home improvement experience rewarding, and work to exceed their expectations every day. At Lowe's, we thrive on taking all that we have built today to improve your tomorrow. That is how we grow. That is how we improve home improvement.

2002 FINANCIAL REPORT

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF LOWE'S COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 31, 2003 and February 1, 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2003, appearing on pages 25 through 38. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 31, 2003 and February 1, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Charlotte, North Carolina
February 19, 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Lowe's management is responsible for the preparation, integrity and fair presentation of its published financial statements. These statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments. Lowe's management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by the independent accounting firm Deloitte & Touche LLP, which was given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche's audit report presented here provides an independent opinion upon the fairness of the financial statements.

The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to Lowe's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes appropriate divisions of responsibility, established policies and procedures (including a code of conduct to foster a strong ethical climate) which are communicated throughout the Company, and the careful selection, training and development of its people. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board of Directors, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its audit committee, provides oversight to the financial reporting process.



Robert L. Tillman
Chairman of the Board and Chief Executive Officer



Robert F. Hull, Jr.
Senior Vice President and Chief Financial Officer

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Our Annual Report talks about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, we can't guarantee them and you should consider this when thinking about statements we make that aren't historical facts. Some of the things that could cause our actual results to differ substantially from our expectations are:

* Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.
* Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced as well as the availability of sufficient labor to facilitate our growth.
* Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.
* Our business is highly competitive, and as we expand to larger markets, and to the Internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.
* The ability to continue our everyday competitive pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices.
* On a short-term basis, weather may impact sales of product groups like lawn and garden, lumber, and building materials.

This discussion summarizes the significant factors affecting the Company's consolidated operating results, liquidity and capital resources during the three-year period ended January 31, 2003 (i.e., fiscal years 2002, 2001 and 2000). Fiscal years 2002 and 2001 contain 52 weeks of sales and expenses compared to fiscal 2000, which contains 53 weeks. This discussion should be read in conjunction with the financial statements and financial statement footnotes included in this annual report.

Accounting policies and estimates.

The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The Company's significant accounting polices are described in Note 1 to the consolidated financial statements. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is primarily based on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink accruals. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

The Company receives funds from vendors in the normal course of business for a variety of reasons including purchase volume rebates, cooperative advertising allowances, and third party in-store service related costs. Volume related rebates are recorded based on estimated purchase volumes and historical experience and are treated as a reduction of inventory costs at the time of purchase. Vendor funds received for third party in-store service related costs and other vendor funds received as a reimbursement of specific, incremental and identifiable costs are recognized as a reduction of the related expense. Cooperative advertising allowances provided by vendors have historically been used to off-set the Company's overall advertising expense. Under the guidance set forth in Emerging Issues Task Force (EITF) 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Under the transition rules set forth in EITF 02-16 this treatment is required for all agreements entered into or modified after December 31, 2002. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to January 1, 2003, the implementation of these guidelines is not expected to have a material impact in fiscal 2003. The Company is currently analyzing the impact on fiscal 2004.

The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Operations.

Net earnings for 2002 increased 44% to $1.47 billion or 5.6% of sales compared to $1.02 billion or 4.6% of sales for 2001. Net earnings for 2001 increased 26% to $1.02 billion or 4.6% of sales compared to $809.9 million or 4.3% of sales for 2000. Diluted earnings per share were $1.85 for 2002 compared to $1.30 for 2001 and $1.05 for 2000. Return on beginning assets was 10.7% for 2002 compared to 9.0% for 2001 and 2000, and return on beginning shareholders' equity was 22.0% for 2002 compared to 18.6% for 2001 and 17.2% for 2000.

The Company recorded sales of $26.5 billion in 2002, a 20% increase over 2001 sales of $22.1 billion. Sales for 2001 were 18%

higher than 2000 levels. The increases in sales are attributable to the Company's ongoing store expansion and relocation program and comparable store sales increases. Comparable store sales increased 5.6% in 2002. The Company experienced slight deflation in lumber prices during the year which were offset by inflation in other building material prices which resulted in essentially no impact on comparable store sales. The comparable store sales increase primarily resulted from improved sales in almost all merchandising categories. During the year, the Company experienced its strongest sales increases in appliances, cabinets, flooring, home organization, outdoor power equipment, paint, rough plumbing and walls and windows. The following table presents sales and store information:

	2002	2001	2000
Sales (in millions)	$26,491	$22,111	$18,779
Sales Increases	20%	18%	18%
Comparable Store Sales Increases	6%	2%	1%
At end of year:			
Stores	854	744	650
Sales Floor Square Feet (in millions)	94.7	80.7	67.8
Average Store Size Square Feet (in thousands)	111	108	104

Gross margin in 2002 was 30.3% of sales compared to 28.8% in 2001. Both of these years showed improvement over the 28.2% rate achieved in 2000. Margin improvements have continued throughout all three years, primarily from product mix improvements, lower costs from continued progress in line reviews and improved shrinkage.

Selling, General and Administrative (SG&A) expenses were $4.7 billion or 17.9% of sales in 2002. SG&A expenses in the two previous years were $3.9 billion and $3.3 billion or 17.7% and 17.8% of sales, respectively. During 2002, SG&A increased 21% compared to the 20% increase in sales. In 2001, SG&A increased 17% compared to the 18% sales increase. In 2000, SG&A increased 21% compared to the 18% sales increase. The increase as a percent to sales in SG&A in 2002 was primarily due to increased store salaries combined with increased bonus achievement levels driven by increased earnings. The decrease as a percent to sales in SG&A during 2001 was primarily attributable to expense controls involving payroll and advertising costs. The increase as a percent to sales in SG&A during 2000 was primarily attributable to an increase in store salaries combined with lower than expected sales levels.

Store opening costs, which were expensed as incurred, were $128.7 million for 2002 compared to $139.9 million and $131.8 million in 2001 and 2000, respectively. These costs are associated with the opening of 123 stores in 2002 (112 new and 11 relocated). This compares to 115 stores in 2001 (101 new and 14 relocated) and 100 stores in 2000 (80 new and 20 relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. As a percentage of sales, store opening costs were 0.5% for 2002 compared to 0.6% and 0.7% in 2001 and 2000, respectively. Store opening costs averaged approximately $1.0 million, $1.2 million and $1.1 million per store in 2002, 2001 and 2000, respectively.

Depreciation, reflecting continued fixed asset expansion, increased 21% to $626.6 million in 2002, compared to increases of 26% and 21% in 2001 and 2000, respectively. Depreciation as a percentage of sales was 2.3% for 2002, a slight decrease from 2.4% in 2001 and a slight increase from 2.2% in 2000. Approximately 6% of new store facilities opened in the last three years have been leased, of which approximately 26% were under capital leases. Property, less accumulated depreciation, increased to $10.4 billion at January 31, 2003 compared to $8.7 billion at February 1, 2002. The increase in property resulted primarily from the Company's store expansion program and increased distribution capacity.

Net interest costs as a percent of sales were 0.7% for 2002, 0.8% for 2001 and 0.7% for 2000. Net interest costs totaled $181.9 million in 2002, $173.5 million in 2001 and $120.8 million in 2000. Interest costs have increased due to an increase in debt levels and lower capitalized interest. Interest costs relating to capital leases were $40.1 million, $40.4 million and $42.0 million for 2002, 2001 and 2000, respectively. See the following discussion of liquidity and capital resources.

The Company's effective income tax rates were 37.6%, 37.0% and 36.8% in 2002, 2001 and 2000, respectively. The higher rates in 2002 and 2001 were primarily related to expansion into states with higher state income tax rates.

Liquidity and capital resources.

The following table summarizes the Company's significant contractual obligations and commercial commitments.

Contractual Obligations (In Millions)	Total	Payments Due by Period Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	$ 50	$ 50	$ –	$ –	$ –
Long-Term Debt (net of discount)	3,783	7	665	69	3,042
Capital Lease Obligations	826	61	120	118	527
Operating Leases	3,163	212	412	403	2,136
Total Contractual Cash Obligations	$ 7,822	$ 330	$1,197	$ 590	$ 5,705

The primary sources of liquidity are cash flows from operating activities and various lines of credit. Net cash provided by operating activities was $2.7 billion for 2002 compared to $1.6 billion and $1.1 billion in 2001 and 2000, respectively. The increase in cash provided by operating activities during 2002 resulted primarily from increased net earnings, improved payables leverage due to better inventory turns and an increase in operating liabilities primarily due to the increase in sales volume. The increase in cash provided by operating activities during 2001 resulted primarily from increased net earnings, the funding of the Company's ESOP with the issuance of common stock versus cash in the prior year and improved inventory management. Working capital at January 31, 2003 was $2.0 billion compared to $1.9 billion at February 1, 2002.

The primary component of net cash used in investing activities continues to be new store facilities and the infrastructure to support this growth. Cash acquisitions of fixed assets were $2.4 billion for 2002. This compares to $2.2 billion and $2.3 billion for 2001 and 2000, respectively. Retail selling space as of January 31, 2003 increased 17% over the selling space as of February 1, 2002. The February 1, 2002 selling space total of 80.7 million square feet represents a 19% increase over February 2, 2001.

Cash flows used in financing activities were $64.4 million in 2002. Cash flows provided by financing activities were $929.5 million and $1.1 billion in 2001 and 2000, respectively. Financing uses of cash in 2002 primarily consisted of $66.3 million from cash dividend payments, $62.0 million in scheduled debt repayments and $50.0 million from the repayment of short-term borrowings. These uses were partially offset by proceeds generated from stock option exercises totaling $64.5 million and $49.3 million in cash proceeds from the employee stock purchase plan. The cash provided by financing activities in 2001 primarily resulted from the issuance of $580.7 million aggregate principal amount of senior convertible notes due October 2021 and $1.005 billion aggregate principal amount of convertible notes due February 2021. These cash inflows were offset by a decrease in cash due to the payment of $59.9 million in cash dividends, $63.8 million in scheduled debt maturities and the repayment of $150 million in short-term borrowings. In 2000, cash provided by financing activities included the issuance of $500 million aggregate principal amount of 8.25% notes due June 2010 and $500 million aggregate principal amount of 7.50% notes due December 2005. These proceeds were offset by a decrease in cash of $53.5 million from cash dividend payments and $61.3 million in scheduled debt repayments. The ratio of long-term debt to equity plus long-term debt was 31.2%, 36.2% and 33.3% as of the fiscal years ended 2002, 2001 and 2000, respectively.

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in July 2003, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Any loans made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at January 31, 2003. Sixteen banking institutions are participating in the $800 million senior credit facility and, as of January 31, 2003, there were no outstanding loans under the facility.

The Company also has a $100 million revolving credit and security agreement with a financial institution, expiring in November 2003 which is renewable for successive periods not to exceed 364 days each. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $50 million outstanding at January 31, 2003 under this agreement, and $136.3 million in customer accounts receivable pledged as collateral.

Five banks have extended lines of credit aggregating $249.8 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit issued. Outstanding letters of credit totaled $122.4 million as of January 31, 2003 and $162.2 million as of February 1, 2002.

In January 2003, the Company exercised its purchase option to acquire all properties leased under certain operating lease agreements for $261.5 million, which approximated the assets' original cost. The Company had three operating lease agreements whereby lessors committed to purchase land, fund construction costs and lease properties to the Company. The Company had financed four regional distribution centers and fourteen retail stores through these lease agreements. Upon repurchase of these properties, the three operating leases were terminated.

The Company's 2003 capital budget is $2.9 billion, inclusive of approximately $181 million of operating or capital leases. Approximately 80% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2003 consist of approximately 130 stores, including approximately five relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 15% – 16%. Approximately 1% of the 2003 projects will be build-to-suit leases, 19% will be ground leased properties and 80% will be owned. At January 31, 2003, the Company operated nine regional distribution centers. During 2003, the Company expects to begin construction on an additional regional distribution center located in Poinciana, Fla., and is expected to be operational in the third quarter of 2004. The Company also expects to open approximately three to five additional flatbed network facilities in 2003 for the handling of lumber, building materials and long-length items.

The Company believes that funds from operations will be adequate to finance the 2003 expansion plan and other operating requirements. However, general economic downturns, fluctuations in the prices of products and unanticipated impact arising from competition could have an effect on funds generated from operations and our future expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. The $100 million revolving credit and security agreement requires a minimum investment grade rating in order to receive funding. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in the Company's debt rating or a decrease in the Company's stock price. Holders of the Company's $580.7 million Senior Convertible notes may convert their notes into the Company's common stock if the minimum investment grade rating is not maintained. The Company's current debt ratings are as follows:

Current Debt Ratings	S&P	Moody's	Fitch
Commercial	A1	P2	F1
Senior Debt	A	A3	A
Outlook	**Stable**	**Positive**	**Stable**

Market risk.

The Company's major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. The Company's policy is to monitor the interest rate risks associated with this debt, and the Company believes any significant risks could be offset by variable rate instruments available through the Company's lines of credit. The following tables summarize the Company's market risks associated with long-term debt, excluding capitalized leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of January 31, 2003 and February 1, 2002. The fair values included in the following tables were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
January 31, 2003

(Dollars in Millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2003	$ 8	7.64%	$ –	–
2004	55	7.98	–	–
2005	609	7.32	–	–
2006	8	7.70	–	–
2007	61	6.89	–	–
Thereafter	3,042	4.49%	–	–
Total	$ 3,783		$ –	
Fair Value	$ 3,747		$ –	

Long-Term Debt Maturities by Fiscal Year
February 1, 2002

(Dollars in Millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2002	$ 40	7.65%	$ 0.1	1.55%
2003	9	7.66	0.1	1.55
2004	55	7.98	0.1	1.55
2005	609	7.32	0.1	1.55
2006	8	7.70	–	NA
Thereafter	3,103	4.54%	2.1	1.65%
Total	$ 3,824		$ 2.5	
Fair Value	$ 3,811		$ 2.5	

Recent accounting pronouncements.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted by the Company for the fiscal year ended January 31, 2003. The initial adoption of this standard did not have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this standard are effective for the Company with exit or disposal activities that are initiated after December 31, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement amends SFAS No. 123 in order to provide alternative methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. This statement also amends disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The alternative transition methods permitted in SFAS No. 148 will be effective for the Company with the fiscal year beginning February 1, 2003. Disclosure provisions of this statement are effective for the fiscal year ended January 31, 2003. The Company has elected to use the prospective transition method permitted under this standard. Under this method, the Company will recognize compensation expense for all employee awards granted, modified, or settled after February 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation provides guidance on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under guarantees that it has issued. FIN45 also clarifies that guarantors are required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation relating to the guarantee issued. The initial recognition and measurement provisions of this interpretation are effective for the Company relating to guarantees entered or modified after December 31, 2002. The disclosure provisions are effective for the fiscal year ended January 31, 2003. The initial adoption of this standard has not had a material impact on the Company's financial statements.

In November 2002, the EITF issued EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 provides guidance for classification in the reseller's income statement for various circumstances under which cash consideration is received from a vendor by a reseller. In addition, the issue also provides guidance concerning how cash consideration relating to rebates or refunds should be recognized and measured. This standard will be effective for the Company for all vendor reimbursement agreements entered into or modified after December 31, 2002. The Company has historically treated volume related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's accounting treatment for these vendor provided funds is consistent with EITF 02-16 with the exception of certain cooperative advertising allowances. The Company has previously treated these funds as a reduction of the overall advertising expense. Under EITF 02-16 cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Cooperative advertising allowances received from vendors have in the past been both specifically associated with promotions to sell the vendor's product and also, in certain cases, of a more general nature. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to EITF 02-16's effective date, its adoption is not expected to have a material impact on fiscal 2003. The Company is currently evaluating the impact on fiscal 2004.

LOWE'S COMPANIES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(In Millions, Except Per Share Data) Years Ended on	January 31, 2003	% Sales	February 1, 2002	% Sales	February 2, 2001	% Sales
Net Sales	**$ 26,491**	**100.0%**	**$ 22,111**	**100.0%**	**$ 18,779**	**100.0%**
Cost of Sales	18,465	69.7	15,743	71.2	13,488	71.8
Gross Margin	**8,026**	**30.3**	**6,368**	**28.8**	**5,291**	**28.2**
Expenses:						
Selling, General and Administrative (Note 4)	4,730	17.8	3,913	17.7	3,348	17.8
Store Opening Costs	129	0.5	140	0.6	132	0.7
Depreciation	626	2.4	517	2.4	409	2.2
Interest (Note 14)	182	0.7	174	0.8	121	0.7
Total Expenses	**5,667**	**21.4**	**4,744**	**21.5**	**4,010**	**21.4**
Pre-Tax Earnings	2,359	8.9	1,624	7.3	1,281	6.8
Income Tax Provision (Note 12)	888	3.3	601	2.7	471	2.5
Net Earnings	**$ 1,471**	**5.6%**	**$ 1,023**	**4.6%**	**$ 810**	**4.3%**
Basic Earnings Per Share (Note 8)	**$ 1.89**		**$ 1.33**		**$ 1.06**	
Diluted Earnings Per Share (Note 8)	**$ 1.85**		**$ 1.30**		**$ 1.05**	
Cash Dividends Per Share	**$ 0.09**		**$ 0.08**		**$ 0.07**	

See accompanying notes to the consolidated financial statements.

LOWE'S COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS

(In Millions, Except Par Value Data)	January 31, 2003	% Total	February 1, 2002	% Total
Assets				
Current Assets:				
Cash and Cash Equivalents	$ 853	5.3 %	$ 799	5.8 %
Short-Term Investments (Note 2)	273	1.7	54	0.4
Accounts Receivable — Net (Notes 1 and 5)	172	1.1	166	1.2
Merchandise Inventory (Note 1)	3,968	24.6	3,611	26.3
Deferred Income Taxes (Note 12)	58	0.4	93	0.7
Other Current Assets	244	1.5	197	1.4
Total Current Assets	**5,568**	**34.6**	**4,920**	**35.8**
Property, Less Accumulated Depreciation (Notes 3 and 6)	10,352	64.3	8,653	63.0
Long-Term Investments (Note 2)	29	0.2	22	0.2
Other Assets (Note 4)	160	0.9	141	1.0
Total Assets	**$ 16,109**	**100.0 %**	**$ 13,736**	**100.0 %**
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-Term Borrowings (Note 5)	$ 50	0.3 %	$ 100	0.7 %
Current Maturities of Long-Term Debt (Note 6)	29	0.2	59	0.5
Accounts Payable	1,943	12.1	1,715	12.5
Employee Retirement Plans (Note 11)	88	0.5	126	0.9
Accrued Salaries and Wages	306	1.9	221	1.6
Other Current Liabilities (Note 4)	1,162	7.2	796	5.8
Total Current Liabilities	**3,578**	**22.2**	**3,017**	**22.0**
Long-Term Debt, Excluding Current Maturities (Notes 6, 7 and 10)	3,736	23.2	3,734	27.2
Deferred Income Taxes (Note 12)	478	3.0	305	2.2
Other Long-Term Liabilities	15	0.1	6	–
Total Liabilities	**7,807**	**48.5**	**7,062**	**51.4**
Shareholders' Equity (Note 9):				
Preferred Stock — $5 Par Value, none issued	–	–	–	–
Common Stock — $.50 Par Value;				
Shares Issued and Outstanding				
January 31, 2003 782				
February 1, 2002 776	391	2.4	388	2.8
Capital in Excess of Par Value	2,023	12.6	1,803	13.2
Retained Earnings	5,887	36.5	4,482	32.6
Accumulated Other Comprehensive Income	1	–	1	–
Total Shareholders' Equity	**8,302**	**51.5**	**6,674**	**48.6**
Total Liabilities and Shareholders' Equity	**$ 16,109**	**100.0 %**	**$ 13,736**	**100.0 %**

See accompanying notes to the consolidated financial statements.

LOWE'S COMPANIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Unearned Compensation-Restricted Stock Awards	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance January 28, 2000	764.7	$ 382	$ 1,564	$ 2,762	$ (13)	$ –	$ 4,695
Comprehensive Income:							
Net Earnings				810			
Other comprehensive income, net of income taxes and reclassification adjustments: unrealized gain on available-for-sale securities (Note 9)						1	
Total Comprehensive Income							811
Tax Effect of Non-qualified Stock Options Exercised			8				8
Cash Dividends				(53)			(53)
Employee Stock Options Exercised (Note 9)	1.4	1	11				12
Employee Stock Purchase Plan (Note 9)	0.9		15				15
Unearned Compensation — Restricted Stock Awards (Note 9)	(0.5)		(3)		11		8
Balance February 2, 2001	766.5	$ 383	$ 1,595	$ 3,519	$ (2)	$ 1	$ 5,496
Comprehensive Income:							
Net Earnings				1,023			
Total Comprehensive Income							1,023
Tax Effect of Non-qualified Stock Options Exercised			35				35
Cash Dividends				(60)			(60)
Employee Stock Options Exercised (Note 9)	5.6	3	74				77
Stock Issued to ESOP (Notes 9 and 14)	1.9	1	62				63
Employee Stock Purchase Plan (Note 9)	1.7	1	37				38
Unearned Compensation — Restricted Stock Awards (Note 9)					2		2
Balance February 1, 2002	775.7	$ 388	$ 1,803	$ 4,482	$ –	$ 1	$ 6,674
Comprehensive Income:							
Net Earnings				1,471			
Total Comprehensive Income							1,471
Tax Effect of Non-qualified Stock Options Exercised			29				29
Cash Dividends				(66)			(66)
Employee Stock Options Exercised (Note 9)	2.9	1	64				65
Stock Issued to ESOP (Notes 9 and 14)	1.9	1	78				79
Employee Stock Purchase Plan (Note 9)	1.4	1	49				50
Balance January 31, 2003	781.9	$ 391	$ 2,023	$ 5,887	$ –	$ 1	$ 8,302

See accompanying notes to the consolidated financial statements.

LOWE'S COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions) Years Ended On	January 31, 2003	February 1, 2002	February 2, 2001
Cash Flows From Operating Activities:			
Net Earnings	$ 1,471	$ 1,023	$ 810
Adjustments to Reconcile Net Earnings to Net Cash			
Provided By Operating Activities:			
Depreciation and Amortization	645	534	410
Deferred Income Taxes	208	42	23
Loss on Disposition/Writedown of Fixed and Other Assets	18	39	23
Tax Effect of Stock Options Exercised	29	35	7
Changes in Operating Assets and Liabilities:			
Accounts Receivable — Net	(6)	(5)	(13)
Merchandise Inventory	(357)	(326)	(473)
Other Operating Assets	(41)	(37)	(60)
Accounts Payable	228	1	158
Employee Retirement Plans	40	114	(26)
Other Operating Liabilities	461	193	271
Net Cash Provided by Operating Activities	**2,696**	**1,613**	**1,130**
Cash Flows from Investing Activities:			
(Increase) Decrease in Investment Assets:			
Short-Term Investments	(203)	(30)	76
Purchases of Long-Term Investments	(24)	(1)	(14)
Proceeds from Sale/Maturity of Long-Term Investments	–	3	1
Increase in Other Long-Term Assets	(33)	(14)	(52)
Fixed Assets Acquired	(2,362)	(2,199)	(2,332)
Proceeds from the Sale of Fixed and Other Long-Term Assets	44	42	71
Net Cash Used in Investing Activities	**(2,578)**	**(2,199)**	**(2,250)**
Cash Flows from Financing Activities:			
Net (Decrease) Increase in Short-Term Borrowings	(50)	(150)	157
Long-Term Debt Borrowings	–	1,087	1,015
Repayment of Long-Term Debt	(63)	(63)	(61)
Proceeds from Employee Stock Purchase Plan	50	38	15
Proceeds from Stock Options Exercised	65	77	12
Cash Dividend Payments	(66)	(60)	(53)
Net Cash (Used in) Provided by Financing Activities	**(64)**	**929**	**1,085**
Net Increase (Decrease) in Cash and Cash Equivalents	54	343	(35)
Cash and Cash Equivalents, Beginning of Year	799	456	491
Cash and Cash Equivalents, End of Year	**$ 853**	**$ 799**	**$ 456**

See accompanying notes to the consolidated financial statements.

Note 1: Summary of significant accounting policies.

The Company is the world's second largest home improvement retailer and operated 854 stores in 44 states at January 31, 2003. The following are those accounting policies considered to be significant by the Company.

Fiscal Year The Company's fiscal year ends on the Friday nearest January 31. The fiscal years ended January 31, 2003 and February 1, 2002 had 52 weeks. The fiscal year ended February 2, 2001 had 53 weeks. All references herein for the years 2002, 2001 and 2000 represent the fiscal years ended January 31, 2003, February 1, 2002 and February 2, 2001, respectively.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased.

Investments The Company has a cash management program which provides for the investment of cash balances, not expected to be used in current operations, in financial instruments that have maturities of up to 10 years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of money market preferred stocks, municipal obligations, agency bonds and corporate notes.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $7.0 million at January 31, 2003 and $4.9 million at February 1, 2002.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank) and General Electric Capital Financial (GECF), wholly owned subsidiaries of General Electric Capital Corporation (GECC), consumer credit is extended directly to customers by the Bank and GECF. All credit program related services are performed and controlled directly by the Bank and GECF. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables. The total portfolio of receivables held by GECC approximated $3.3 billion at January 31, 2003 and $2.9 billion at February 1, 2002.

Merchandise Inventory Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Property and Depreciation Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits, have useful lives which exceed one year and have minimum acquisition cost based on the type of asset involved. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts with gains and losses reflected in earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are generally depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease.

Leases Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

Self-Insurance The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. The Company's reserve for self-insurance was $243.5 million and $171.2 million for 2002 and 2001, respectively. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Income Taxes Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

Store Opening Costs Costs of opening new or relocated retail stores are charged to operations as incurred.

Impairment/Store Closing Costs Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when circumstances indicate the carrying amount of the assets may not be recoverable. At the time management commits to close or relocate a store location, or when there are indicators that the carrying amount of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the assets' estimated fair value. Impairment losses for closed real estate are made when the carrying value of the assets exceed fair value. The impairment loss is measured based on the excess of carrying value over estimated fair value. When a leased location is closed or becomes impaired, a provision is made for the present value of future lease obligations, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

Revenue Recognition The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded.

Vendor Funds The Company receives funds from vendors in the normal course of business for a variety of reasons including purchase volume rebates, cooperative advertising allowances, and third party in-store service related costs. Volume related rebates are recorded based on estimated purchase volumes and historical experience and are treated as a reduction of inventory costs at the time of purchase. Vendor funds received for third party in-store service related costs and other vendor funds received as a reimbursement of specific, incremental and identifiable costs are recognized as a reduction of the related expense. Cooperative advertising allowances provided by vendors have historically been used to offset the Company's overall advertising expense. Under the guidance set forth in Emerging Issues Task Force (EITF) 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Under the transition rules set forth in EITF 02-16 this treatment is required for all agreements entered into or modified after December 31, 2002. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to January 1, 2003, the implementation of these guidelines is not expected to have a material impact in fiscal 2003. The Company is currently analyzing the impact on fiscal 2004.

Advertising Costs associated with advertising are charged to operations as incurred. Advertising expenses were $114.3 million, $94.3 million and $114.1 million in 2002, 2001 and 2000, respectively.

Stock-Based Compensation The Company applied the intrinsic value method of accounting for its stock-based compensation plans during 2002, 2001 and 2000. Accordingly, no expense has been recognized for stock-based compensation where the option price approximated the fair market value of the stock on the date of grant, other than for restricted stock grants. Had compensation expense for stock options granted in 2002, 2001 and 2000 been determined using the fair value method, the Company's net earnings and earnings per share amounts would approximate the following pro forma amounts:

(In Millions, except per share data)	2002	2001	2000
Net Income as Reported	$ 1,471	$ 1,023	$ 810
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards net of related tax effects	(85)	(55)	(37)
Pro forma net income	$ 1,386	$ 968	$ 773
Earnings per share:			
Basic – as reported	$ 1.89	$ 1.33	$ 1.06
Basic – pro forma	$ 1.78	$ 1.25	$ 1.01
Diluted – as reported	$ 1.85	$ 1.30	$ 1.05
Diluted – pro forma	$ 1.73	$ 1.22	$ 1.01

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Weighted average fair value per option	**$ 19.22**	**$ 17.39**	**$ 11.57**
Assumptions used:			
Weighted average expected volatility	43.7%	41.1%	37.7%
Weighted average expected dividend yield	0.27%	0.23%	0.41%
Weighted average risk-free interest rate	4.35%	4.58%	5.15%
Weighted average expected life, in years	4.0-7.0	7.0	7.0

The Company intends to begin recognizing compensation expense relating to stock options granted in accordance with the fair value method in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" for the fiscal year beginning February 1, 2003. Please see the section regarding Recent Accounting Pronouncements for additional information.

Shipping and Handling Costs The Company includes shipping and handling costs relating to the shipment of products to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company, are classified as Selling, General and Administrative (SG&A) and depreciation expenses. Shipping and handling costs included in SG&A and depreciation were $208.1 million, $177.5 million and $161.1 million during 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted by the Company for the fiscal year ended January 31, 2003. The initial adoption of this standard did not have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this standard are effective for the Company with exit or disposal activities that are initiated after December 31, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement amends SFAS No. 123 in order to provide alternative methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. This statement also amends disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The alternative transition methods permitted in SFAS No. 148 will be effective for the Company with the fiscal year beginning February 1, 2003. Disclosure provisions of this statement are effective for the fiscal year ended January 31, 2003. The Company has elected to use the prospective transition method permitted under this standard. Under this method, the Company will recognize compensation expense for all employee awards granted, modified, or settled after February 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation provides guidance on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under guarantees that it has issued. FIN45 also clarifies that guarantors are required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation relating to the guarantee issued. The initial recognition and measurement provisions of this interpretation are effective for the Company relating to guarantees entered or modified after December 31, 2002. The disclosure provisions are effective for the fiscal year ended January 31, 2003. The initial adoption of this standard has not had a material impact on the Company's financial statements.

In November 2002, the EITF issued EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 provides guidance for classification in the reseller's income statement for various circumstances under which cash consideration is received from a vendor by a reseller. In addition, the issue also provides guidance concerning how cash consideration relating to rebates or refunds should be recognized and measured. This standard will be effective for the Company for all vendor reimbursement agreements entered into or modified after December 31, 2002. The Company has historically treated volume related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's accounting treatment for these vendor provided funds is consistent with EITF 02-16 with the exception of certain cooperative advertising allowances. The Company has previously treated these funds as a reduction of the overall advertising expense. Under EITF 02-16 cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Cooperative advertising allowances received from vendors have in the past been both specifically associated with promotions to sell the vendor's product and also, in certain cases, of a more general nature. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to EITF 02-16's effective date, its adoption is not expected to have a material impact on fiscal 2003. The Company is currently evaluating the impact on fiscal 2004.

Note 2: Investments.

The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at January 31, 2003 and February 1, 2002 were as follows:

	January 31, 2003			
(In Millions) Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Obligations	$ 82	$ –	$ –	$ 82
Money Market Preferred Stock	186	–	–	186
Corporate Notes	5	–	–	5
Classified as Short-Term	**273**	**–**	**–**	**273**
Municipal Obligations	11	–	–	11
Agency Bonds	17	–	–	17
Other	1	–	–	1
Classified as Long-Term	**29**	**–**	**–**	**29**
Total	**$ 302**	**$ –**	**$ –**	**$ 302**

	February 1, 2002			
(In Millions) Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Obligations	$ 9	$ –	$ –	$ 9
Money Market Preferred Stock	40	–	–	40
Corporate Notes	5	–	–	5
Classified as Short-Term	**54**	**–**	**–**	**54**
Municipal Obligations	16	1	–	17
Corporate Notes	5	–	–	5
Classified as Long-Term	**21**	**1**	**–**	**22**
Total	**$ 75**	**$ 1**	**$ –**	**$ 76**

The proceeds from sales of available-for-sale securities were $2.0 million, $1.0 million and $8.6 million for 2002, 2001 and 2000, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations and agency bonds classified as long-term at January 31, 2003 will mature in one to five years.

Note 3: Property and accumulated depreciation.

Property is summarized by major class in the following table:

(In Millions)	January 31, 2003	February 1, 2002
Cost:		
Land	$ 3,133	$ 2,623
Buildings	5,092	4,276
Equipment	3,663	3,106
Leasehold Improvements	929	627
Total Cost	**12,817**	**10,632**
Accumulated Depreciation and Amortization	(2,465)	(1,979)
Net Property	**$ 10,352**	**$ 8,653**

The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $460.9 million in assets under capital leases at January 31, 2003 and February 1, 2002, respectively.

Note 4: Impairment and store closing costs.

When management makes the decision to close or relocate a store, or when there are indicators that the carrying amount of a long-lived asset may not be recoverable, the carrying value of the related assets is evaluated in relation to their expected future cash flows. Losses related to impairment of long-lived assets are recognized when the expected future cash flows are less than the assets' carrying value. If the carrying value of the assets is greater than the expected future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on internal or external appraisals and the Company's historical experience. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

The carrying amount of closed store real estate is included in other assets and amounted to $93.5 million and $81.6 million at January 31, 2003 and February 1, 2002, respectively.

When leased locations are closed or become impaired, a liability is recognized for the net present value of future lease obligations net of anticipated sublease income. The following table illustrates this liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheet.

(In Millions) Lease Liability	
Balance at January 28, 2000	$ 17
Accrual for Store Closing Costs	8
Lease Payments, Net of Sublease Income	(6)
Balance at February 2, 2001	$ 19
Accrual for Store Closing Costs	6
Lease Payments, Net of Sublease Income	(8)
Balance at February 1, 2002	$ 17
Accrual for Store Closing Costs	9
Lease Payments, Net of Sublease Income	(10)
Balance at January 31, 2003	$ 16

Note 5: Short-term borrowings and lines of credit.

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in July 2003, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at January 31, 2003. Sixteen banking institutions are participating in the $800 million senior credit facility and, as of January 31, 2003, there were no outstanding loans under the facility.

The Company also has a $100 million revolving credit and security agreement, expiring in November 2003 and renewable annually, with a financial institution. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $50 million outstanding at January 31, 2003 under this agreement. At January 31, 2003, the Company had $136.3 million in accounts receivable pledged as collateral under this agreement.

Five banks have extended lines of credit aggregating $249.8 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit. Outstanding letters of credit totaled $122.4 million as of January 31, 2003 and $162.2 million as of February 1, 2002.

The interest rate on short-term borrowings outstanding at January 31, 2003 was 1.4%. At February 1, 2002, the weighted average interest rate on short-term borrowings was 1.9%.

Note 6: Long-term debt.

(In Millions) Debt Category	Interest Rates	Fiscal Year of Final Maturity	January 31, 2003	February 1, 2002
Secured Debt:[1]				
Mortgage Notes	7.00% to 9.25%	2028	$ 55	$ 65
Unsecured Debt:				
Debentures	6.50% to 6.88%	2029	692	692
Notes	7.50% to 8.25%	2010	995	994
Medium Term Notes Series A	7.35% to 8.20%	2023	74	106
Medium Term Notes[2] Series B	6.70% to 7.61%	2037	266	266
Senior Notes	6.38%	2005	100	100
Convertible Notes	0.9% to 2.5%	2021	1,119	1,103
Capital Leases	6.58% to 19.57%	2029	464	467
Total Long-Term Debt			3,765	3,793
Less Current Maturities			29	59
Long-Term Debt, Excluding Current Maturities			$3,736	$3,734

[1] *Real properties with an aggregate book value of $132.3 million were pledged as collateral at January 31, 2003 for secured debt.*

[2] *Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.*

Debt maturities, exclusive of capital leases, for the next five fiscal years are as follows: 2003, $8.2 million; 2004, $55.6 million; 2005, $608.9 million; 2006, $7.7 million; 2007, $60.9 million.

The Company's debentures, senior notes, medium term notes and convertible notes contain certain financial covenants, including the maintenance of specific financial ratios, among others. The Company was in compliance with all covenants in these agreements at January 31, 2003 and February 1, 2002.

In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if: the sale price of the Company's common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their note in October 2003 or October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at January 31, 2003.

In February 2001, the Company issued $1.005 billion aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note or in February 2011 at a price of $780.01 per note. On either of these dates, the Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before February 2004, each holder may require the Company to purchase, for cash, all or a portion of the holder's notes.

Note 7: Financial instruments.

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are reflected in the financial statements at cost which approximates fair value. Short and long-term investments, classified as available-for-sale securities, are reflected in the financial statements at fair value. Estimated fair values for long-term debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases is as follows:

	January 31, 2003		February 1, 2002	
(In Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:				
Long-Term Debt				
(Excluding Capital Leases)	$ 3,302	$ 3,747	$ 3,327	$ 3,814

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Note 8: Earnings per share.

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. The effect of the assumed conversion of the $580.7 million Senior Convertible Notes, issued in October 2001, has been excluded from diluted earnings per share for the years ended January 31, 2003 and February 1, 2002, because none of the conditions that would permit conversion had been satisfied during the period (see Note 6). Following is the reconciliation of EPS for 2002, 2001 and 2000.

(In Millions, Except Per Share Data)	2002	2001	2000
Basic Earnings per Share:			
Net Earnings	$ 1,471	$ 1,023	$ 810
Weighted Average Shares Outstanding	779	772	766
Basic Earnings per Share	$ 1.89	$ 1.33	$ $1.06
Diluted Earnings per Share:			
Net Earnings	$ 1,471	$ 1,023	$ 810
Net Earnings Adjustment for Interest on Convertible Debt Net of Tax	11	10	–
Net Earnings, as Adjusted	**$ 1,482**	**$ 1,033**	**$ 810**
Weighted Average Shares Outstanding	779	772	766
Dilutive Effect of Stock Options	4	7	3
Dilutive Effect of Convertible Debt	17	16	–
Weighted Average Shares, as Adjusted	**800**	**795**	**769**
Diluted Earnings per Share	$ 1.85	$ 1.30	$ 1.05

Note 9: Shareholders' equity.

Authorized shares of common stock were 2.8 billion at January 31, 2003 and February 1, 2002.

The Company has five million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

The Company has a shareholder rights plan, which provides for a distribution of 0.5 preferred share purchase rights on each outstanding share of common stock. Purchase rights become distributable and exercisable only if a person or group acquires or commences a tender offer for 15% or more of the Company's common stock. Once exercisable, each 0.5 purchase right will entitle shareholders (other than the acquiring person or group) to buy one unit of a series of preferred stock for $76.25; the price of the unit to the acquiring person or group in such event would be $152.50. Each unit is intended to be the economic equivalent of one share of common stock, and the plan was adopted to act as a deterrent to unsolicited offers to acquire control of the Company. The rights will expire in 2008, unless the Company redeems or exchanges them earlier.

The Company has three stock incentive plans, referred to as the "2001", "1997" and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, 2007 under the 1997 plan, and 2004 under the 1994 plan. Stock options generally have terms of seven years, normally vest evenly over three years, and are assigned an exercise price of not less than the fair market value on the date of grant. At January 31, 2003, there were 20,891,436, 2,059,958 and 1,398,360 shares available for grants under the 2001, 1997 and 1994 plans, respectively.

Stock option information related to the 2001, 1997 and 1994 Incentive Plans is summarized as follows:

Key Employee Stock Option Plans

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at January 28, 2000	**11,066**	**$16.18**
Granted	7,370	$23.39
Canceled or Expired	(1,672)	$23.33
Exercised	(1,256)	$10.03
Outstanding at February 2, 2001	**15,508**	**$19.43**
Granted	10,866	$34.17
Canceled or Expired	(1,611)	$25.50
Exercised	(5,622)	$14.99
Outstanding at February 1, 2002	**19,141**	**$28.77**
Granted	5,537	$43.65
Canceled or Expired	(1,085)	$34.28
Exercised	(2,942)	$22.20
Outstanding at January 31, 2003	**20,651**	**$33.37**
Exercisable at January 31, 2003	**7,770**	**$23.75**
Exercisable at February 1, 2002	**6,707**	**$21.67**
Exercisable at February 2, 2001	**9,422**	**$16.94**

	Outstanding			Exercisable	
Range of Exercise Prices	Options (In Thousands)	Weighted-Average Remaining Term	Weighted-Average Exercise Price	Options (In Thousands)	Weighted-Average Exercise Price
$ 5.18 - $ 7.52	95	2.4	$ 5.96	95	$ 5.96
8.70 - 12.90	31	3.0	11.67	31	11.67
13.19 - 19.44	236	4.3	15.07	235	15.07
21.34 - 31.16	11,178	4.3	25.23	7,310	24.13
$32.04 - $45.70	9,111	6.0	44.16	99	37.12
Totals	20,651	5.1	$ 33.37	7,770	$ 23.75

Restricted stock awards of 20,000, and 1,741,400 shares, with per share weighted-average fair values of $17.57, and $12.40, were granted to certain executives in 1998 and 1997, respectively. No restricted stock awards were granted in 2002, 2001 and 2000. At January 31, 2003, all restricted stock awards were fully vested. Related expenses (charged to compensation expense) for 2002, 2001 and 2000 were none, $1.9 million and $7.3 million, respectively.

In 1999, the Company's shareholders approved the Lowe's Companies, Inc. Directors' Stock Option Plan, which replaced the Directors' Stock Incentive Plan that expired on May 29, 1998. During the term of the Plan, each non-employee Director will be awarded 4,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The maximum number of shares available for grant under the Plan is 500,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant.

Stock option information related to the Directors' Stock Option Plan is summarized as follows:

Directors' Stock Option Plans

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at January 28, 2000	**36**	**$25.85**
Granted	32	$22.88
Canceled or Expired	(8)	$25.85
Outstanding at February 2, 2001	**60**	**$24.27**
Granted	40	$35.91
Outstanding at February 1, 2002	**100**	**$28.92**
Granted	40	$47.16
Exercised	(4)	$25.85
Outstanding at January 31, 2003	**136**	**$34.38**
Exercisable at January 31, 2003	**59**	**$27.06**
Exercisable at February 1, 2002	**29**	**$24.77**
Exercisable at February 2, 2001	**9**	**$25.85**

During 2000, the Company established a qualified Employee Stock Purchase Plan that allows eligible employees to participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 6,095,249 remaining available at January 31, 2003. The purchase price of this stock is equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. The Company issued 1,341,241, 1,688,966 and 874,448 shares of common stock pursuant to this plan during 2002, 2001 and 2000, respectively. No compensation expense has been recorded in the accompanying consolidated statement of earnings related to this Plan as the Plan qualifies as non-compensatory under the intrinsic value method of accounting. Under the fair value method of accounting, compensation expense will be recognized in fiscal 2003.

The Company reports comprehensive income in its consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended January 31, 2003, unrealized holding gains/losses on available-for-sale securities were the only items of other comprehensive income for the Company. The unrealized net loss on available-for-sale securities was $285 thousand, net of the tax benefit of $172 thousand for 2002. Unrealized net gains on available-for-sale securities were $239 thousand and $871 thousand, net of tax expenses of $130 thousand and $443 thousand for 2001 and 2000, respectively. The reclassification adjustments for gains/losses included in net earnings for 2002, 2001 and 2000 were immaterial.

Note 10: Leases.

The Company leases certain store facilities under agreements with original terms generally of twenty years. Certain lease agreements contain rent escalation clauses that are charged to rent expense on a straight-line basis. Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In fiscal years 2002, 2001 and 2000, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a re-negotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In Millions)	Operating Leases		Capital Leases		
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2003	$ 209	$3	$ 59	$2	$ 273
2004	206	1	59	2	268
2005	204	1	59	–	264
2006	202	–	59	–	261
2007	201	–	59	–	260
Later Years	2,136	–	527	–	2,663
Total Minimum Lease Payments	$3,158	$5	$822	$4	$3,989
Total Minimum Capital Lease Payments			$ 826		
Less Amount Representing Interest			362		
Present Value of Minimum Lease Payments			464		
Less Current Maturities			21		
Present Value of Minimum Lease Payments, Less Current Maturities			$ 443		

Rental expenses under operating leases for real estate and equipment were $215.4 million, $188.2 million and $161.9 million in 2002, 2001 and 2000, respectively.

In January 2003, the Company exercised its purchase option to acquire all properties leased under certain operating lease agreements for $261.5 million, which approximated the assets' original cost. The Company had three operating lease agreements whereby lessors committed to purchase land, fund construction costs and lease properties to the Company. The Company had financed four regional distribution centers and fourteen retail stores through these lease agreements. Upon repurchase of these properties, the three operating leases were terminated.

Note 11: Employee retirement plans.

Effective September 2002, the Employee Stock Ownership Plan (ESOP) was merged into the Lowe's 401(k) Plan (the 401(k) Plan or the Plan). There will be no further contributions made to participants' ESOP accounts under the 401(k) Plan. All participants in the ESOP had their balances transferred into a separately tracked account under the 401(k) Plan on the merger date. The merger gave ESOP participants more control and flexibility over their retirement savings by allowing them to diversify their ESOP account balance over a wider range of investment choices available under the 401(k) Plan. At the time of the merger, ESOP shares were vested 100%. There were no ESOP expenses for 2002. ESOP expenses for 2001 and 2000 were $119.2 million and $72.1 million, respectively.

As a result of merging the ESOP into the 401(k) Plan, the Company increased its contribution to the 401(k) Plan to include two types of contributions. The Company continues to make the traditional contribution each payroll period based upon a matching formula applied to employee contributions. In addition, beginning in 2002, the Company offers a performance match to eligible 401(k) participants based on growth of net earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match will be funded in participant accounts in April of the following year. Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. The Company's contributions to the 401(k) Plan vest immediately in the participant accounts. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the Plan. Company shares held on the participant's behalf by the Plan are voted by the participants. Once a participant reaches age 59 1/2, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions while still actively employed for reasons of hardship. In addition, participants with 20 or more years of service, who have an ESOP carryforward account balance within the 401(k) Plan, can elect to receive a one-time in-service distribution of 50% of this account balance. Company expenses for the 401(k) Plan for 2002, 2001 and 2000 were $115.1 million, $14.7 million and $13.6 million, respectively.

The Company originally adopted a Benefit Restoration Plan (BRP) on February 1, 1990. This plan was amended and restated effective as of August 3, 2002. The BRP is unfunded and designed to provide benefits in addition to those provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code (IRC) of 1986. The Company's contribution to the BRP totaled $2.0 million during 2002.

Note 12: Income taxes.

	2002	2001	2000
	Statutory Rate Reconciliation		
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes—Net of Federal Tax Benefit	3.3	3.0	2.7
Other, Net	(0.7)	(1.0)	(0.9)
Effective Tax Rate	**37.6%**	**37.0%**	**36.8%**
(In Millions)	Components of Income Tax Provision		
Current			
Federal	$597	$490	$398
State	83	69	50
Total Current	**680**	**559**	**448**
Deferred			
Federal	173	35	19
State	35	7	4
Total Deferred	**208**	**42**	**23**
Total Income Tax Provision	**$888**	**$601**	**$471**

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at January 31, 2003 and February 1, 2002 is as follows (in millions):

	January 31, 2003		
(In Millions)	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$ 24	$ –	$ 24
Self-Insurance	58	–	58
Depreciation	–	(498)	(498)
Vacation Accrual	5	–	5
Allowance for Sales Returns	26	–	26
Other, Net	6	(41)	(35)
Total	**$ 119**	**$ (539)**	**$ (420)**

	February 1, 2002		
(In Millions)	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$ 28	$ –	$ 28
Self-Insurance	63	–	63
Depreciation	–	(331)	(331)
Vacation Accrual	27	–	27
Allowance for Sales Returns	9	–	9
Other, Net	12	(20)	(8)
Total	**$ 139**	**$ (351)**	**$ (212)**

Note 13: Litigation.

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.

Note 14: Other information.

Net interest expense is composed of the following:

(In Millions)	2002	2001	2000
Long-Term Debt	$163	$161	$117
Mortgage Interest	5	8	8
Capitalized Leases	40	41	42
Short-Term Debt	1	4	12
Amortization of Original Issue Discount and Loan Costs	19	18	2
Interest Income	(21)	(24)	(25)
Interest Capitalized	(25)	(34)	(35)
Net Interest Expense	**$182**	**$174**	**$121**

Supplemental Disclosures of Cash Flow Information:

(In Millions)	2002	2001	2000
Cash Paid for Interest (Net of Amount Capitalized)	$ 186	$ 178	$ 132
Cash Paid for Income Taxes	$ 695	$ 532	$ 428
Noncash Investing and Financing Activities:			
Fixed Assets Acquired under Capital Leases	$ 16	$ 13	$ 1
Termination of Capital Leases	–	–	2
Common Stock Issued to ESOP (Note 11)	79	63	–
Common Stock Issued to Executives and Directors, net of Unearned Compensation	–	2	8
Notes Received in Exchange for Sale of Real Estate	$ 4	$ 4	$ –

Sales by Product Category:

	2002		2001		2000	
(Dollars in Millions) Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$ 2,997	11%	$ 2,413	11%	$ 1,850	10%
Lumber	2,226	8	2,001	9	1,745	9
Outdoor Fashion	1,738	7	1,441	7	1,348	7
Millwork	1,724	7	1,446	7	1,197	6
Nursery	1,656	6	1,401	6	1,193	6
Flooring	1,651	6	1,264	6	1,019	5
Fashion Electrical	1,626	6	1,341	6	1,135	6
Fashion Plumbing	1,556	6	1,263	6	1,046	6
Paint	1,504	6	1,232	5	982	5
Tools	1,500	6	1,281	6	1,124	6
Hardware	1,493	5	1,249	6	1,071	6
Building Materials	1,412	5	1,255	6	1,079	6
Cabinets/Furniture/ Shelving	1,263	4	997	4	818	4
Outdoor Power Equipment	1,007	4	817	4	768	4
Rough Plumbing	847	3	704	3	604	3
Walls/Windows	707	3	550	2	466	3
Rough Electrical	666	3	566	3	490	3
Home Organization	482	2	381	1	310	2
Other	436	2	509	2	534	3
Totals	**$26,491**	**100%**	**$22,111**	**100%**	**$18,779**	**100%**

LOWE'S COMPANIES, INC.
QUARTERLY REVIEW OF PERFORMANCE (UNAUDITED)

Earnings Statements
(In Millions, Except Per Share Data)

				Fiscal 2002				Fiscal 2001
Quarter Ended	1/31/03	11/1/02	8/2/02	5/3/02	2/1/02	11/2/01	8/3/01	5/4/01
Net Sales	$ 6,118	$ 6,415	$ 7,488	$ 6,470	$ 5,253	$ 5,455	$ 6,127	$ 5,276
Gross Margin	1,936	1,965	2,202	1,923	1,566	1,591	1,718	1,493
Expenses:								
S,G & A	1,163	1,193	1,233	1,141	1,001	973	999	940
Store Opening Costs	41	27	24	37	33	43	28	36
Depreciation	169	159	153	145	139	134	125	119
Interest	45	44	46	47	47	43	43	41
Total Expenses	1,418	1,423	1,456	1,370	1,220	1,193	1,195	1,136
Pre-Tax Earnings	518	542	746	553	346	398	523	357
Income Tax Provision	199	203	279	207	128	147	194	132
Net Earnings	$ 319	$ 339	$ 467	$ 346	$ 218	$ 251	$ 329	$ 225
Basic Earnings Per Share	$ 0.41	$ 0.44	$ 0.60	$ 0.45	$ 0.28	$ 0.32	$ 0.43	$ 0.29
Diluted Earnings Per Share	$ 0.40	$ 0.43	$ 0.59	$ 0.44	$ 0.28	$ 0.32	$ 0.42	$ 0.29

Earnings Statement Changes
Changes from same quarter previous year, to nearest tenth percent

				Fiscal 2002				Fiscal 2001
Quarter Ended	1/31/03	11/1/02	8/2/02	5/3/02	2/1/02	11/2/01	8/3/01	5/4/01
Net Sales	16.5%	17.6%	22.2%	22.6%	15.6%	21.1%	16.4%	18.1%
Gross Margin	23.6	23.5	28.2	28.8	21.3	22.4	18.3	19.7
Expenses:								
S,G & A	16.2	22.6	23.4	21.4	14.4	20.2	16.6	16.5
Store Opening Costs	24.2	(37.2)	(14.3)	2.8	(20.0)	15.1	2.2	38.8
Depreciation	21.6	18.7	22.4	21.8	24.3	28.1	26.5	27.4
Interest	(4.3)	2.3	7.0	14.6	13.8	55.0	62.5	58.9
Total Expenses	16.2	19.3	21.8	20.6	14.1	21.9	18.4	19.3
Pre-Tax Earnings	49.7	36.2	42.6	54.9	55.6	24.2	18.1	20.8
Income Tax Provision	55.5	38.1	43.8	56.8	56.5	24.9	18.7	21.4
Net Earnings	46.3	35.1	41.9	53.8	55.1	23.8	17.7	20.4
Basic Earnings Per Share	46.4	37.5	39.5	55.2	55.6	23.1	16.2	20.8
Diluted Earnings Per Share	42.9%	34.4%	40.5%	51.7%	55.6%	23.1%	16.7%	20.8%

Earnings Statement Percentages
Percent of sales to nearest hundredth; income tax is % of pre-tax earnings

				Fiscal 2002				Fiscal 2001
Quarter Ended	1/31/03	11/1/02	8/2/02	5/3/02	2/1/02	11/2/01	8/3/01	5/4/01
Net Sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Gross Margin	31.64	30.63	29.41	29.72	29.80	29.17	28.04	28.31
Expenses:								
S,G & A	19.01	18.60	16.47	17.64	19.05	17.84	16.32	17.81
Store Opening Costs	0.66	0.42	0.33	0.57	0.63	0.78	0.46	0.68
Depreciation	2.76	2.48	2.03	2.23	2.64	2.46	2.03	2.26
Interest	0.74	0.68	0.62	0.73	0.88	0.80	0.70	0.78
Total Expenses	23.17	22.18	19.45	21.17	23.20	21.88	19.51	21.53
Pre-Tax Earnings	8.47	8.45	9.96	8.55	6.60	7.29	8.53	6.78
Income Tax Provision	38.42	37.46	37.40	37.43	37.00	37.00	37.00	37.00
Net Earnings	5.21%	5.28%	6.24%	5.35%	4.16%	4.59%	5.37%	4.27%

STOCK PERFORMANCE (UNAUDITED)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2002			Fiscal 2001			Fiscal 2000		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 47.78	$ 41.35	$ 0.020	$ 32.30	$ 24.79	$ 0.018	$ 33.63	$ 20.38	$ 0.018
2nd Quarter	49.99	32.70	0.020	39.86	30.30	0.020	26.34	20.19	0.018
3rd Quarter	46.00	32.50	0.020	39.30	24.99	0.020	27.25	17.13	0.018
4th Quarter	$ 43.80	$ 33.86	$ 0.025	$ 48.88	$ 33.70	$ 0.020	$ 27.75	$ 18.88	$ 0.018

* *Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.*

Monthly Stock Price and Trading Volume

	Fiscal 2002			Fiscal 2001		
	High	Low	Shares Traded	High	Low	Shares Traded
February	$ 47.78	$ 43.25	81,973,500	$ 29.78	$ 24.79	159,635,600
March	45.60	41.35	89,027,000	32.30	26.60	168,595,600
April	45.70	41.90	63,379,000	31.85	26.15	137,328,000
May	49.99	41.27	107,985,100	36.85	30.30	135,346,800
June	48.54	43.35	95,407,400	39.86	34.06	108,087,600
July	46.43	32.70	140,961,400	39.62	33.50	86,495,700
August	44.20	32.50	122,640,500	39.30	34.83	89,117,900
September	46.00	39.59	103,912,600	38.23	24.99	93,421,100
October	44.81	36.49	135,960,900	35.70	30.00	104,874,500
November	43.80	37.83	119,179,600	45.55	33.70	116,801,800
December	42.68	36.50	82,486,600	48.88	44.79	71,749,900
January	$ 39.51	$ 33.86	120,264,700	$ 46.35	$ 40.15	109,003,900

Source: The Wall Street Journal, Bloomberg

LOWE'S HIGH/LOW STOCK PRICE
ADJUSTED FOR ALL SPLITS



$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
FISCAL YEAR

STOCK SPLITS AND STOCK DIVIDENDS
SINCE 1961

- A 100% stock dividend, effective April 5, 1966 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective November 18, 1969.
- A 50% stock dividend, effective November 30, 1971 (which had the net effect of a 3-for-2 stock split).
- A 33 1/3% stock dividend, effective July 25, 1972 (which had the net effect of a 4-for-3 stock split).
- A 50% stock dividend, effective June 2, 1976 (which had the net effect of a 3-for-2 stock split).
- A 3-for-2 stock split, effective November 2, 1981.
- A 5-for-3 stock split, effective April 29, 1983.
- A 100% stock dividend, effective June 29, 1992 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective April 4, 1994.
- A 2-for-1 stock split, effective June 29, 1998.
- A 2-for-1 stock split, effective July 2, 2001.



2001: 480
240
120
60
30
18
12
8
6
4
2
1961: 1

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA (UNAUDITED)

(In Millions, Except Per Share Data)	2002	2001	2000	1999	1998
Selected Statements of Earnings Data:					
Net Sales	$ 26,491	$ 22,111	$ 18,779	$ 15,906	$ 13,331
Gross Margin	8,026	6,368	5,291	4,381	3,574
Net Earnings	1,471	1,023	810	673	500
Basic Earnings Per Share	1.89	1.33	1.06	.88	.68
Diluted Earnings Per Share	1.85	1.30	1.05	.88	.67
Dividends Per Share	$ .09	$ .08	$ .07	$ .06	$ .06
Selected Balance Sheet Data:					
Total Assets	$ 16,109	$ 13,736	$ 11,358	$ 9,007	$ 7,087
Long-Term Debt, Excluding Current Maturities	$ 3,736	$ 3,734	$ 2,698	$ 1,727	$ 1,364

Selected Quarterly Data:	First	Second	Third	Fourth
2002				
Net Sales	$ 6,470	$ 7,488	$ 6,415	$ 6,118
Gross Margin	1,923	2,202	1,965	1,936
Net Earnings	346	467	339	319
Basic Earnings Per Share	.45	.60	.44	.41
Diluted Earnings Per Share	$ .44	$ .59	$ .43	$ .40
2001				
Net Sales	$ 5,276	$ 6,127	$ 5,455	$ 5,253
Gross Margin	1,493	1,718	1,591	1,566
Net Earnings	225	329	251	218
Basic Earnings Per Share	.29	.43	.32	.28
Diluted Earnings Per Share	$ .29	$ .42	$ .32	$ .28

FINANCIAL HISTORY (UNAUDITED)

10-YEAR FINANCIAL INFORMATION

	Fiscal Years Ended On	5-year CGR	January 31, 2003	February 1, 2002	February 2,* 2001	January 28, 2000	January 29, 1999
	Stores and People						
1	Number of Stores	12.4	854	744	650	576	520
2	Square Footage (In Millions)	18.9	94.7	80.7	67.8	57.0	47.8
3	Number of Employees	13.7	121,600	108,317	94,601	86,160	72,715
4	Customer Transactions (In Millions)	14.8	460	395	342	299	268
5	Average Purchase		$ 57.55	$ 55.96	$ 54.88	$ 53.16	$ 49.70
	Comparative Income Statements (In Millions)						
6	**Sales**	**19.0**	**$ 26,491**	**$ 22,111**	**$ 18,779**	**$ 15,906**	**$ 13,331**
7	Depreciation	19.6	626	517	409	337	289
8	Operating Income (EBITDA)[1]	27.9	3,167	2,315	1,811	1,485	1,157
9	Pre-Tax Earnings	31.6	2,359	1,624	1,281	1,063	787
10	Income Tax Provision	NM	888	601	471	390	287
11	**Net Earnings**	**30.9**	**1,471**	**1,023**	**810**	**673**	**500**
12	Cash Dividends	11.6	66	60	53	48	41
13	Earnings Retained	32.4	$ 1,405	$ 963	$ 757	$ 625	$ 459
	Dollars Per Share (Weighted Average Shares, Assuming Dilution)						
14	Sales	17.2	$ 33.11	$ 27.83	$ 24.42	$ 20.72	$ 17.74
15	**Earnings**	**28.9**	**1.85**	**1.30**	**1.05**	**0.88**	**0.67**
16	**Cash Dividends**	**8.4**	**0.09**	**0.08**	**0.07**	**0.06**	**0.06**
17	Earnings Retained	30.2	1.76	1.21	0.98	0.81	0.61
18	Shareholders' Equity	20.9	$ 10.38	$ 8.40	$ 7.15	$ 6.12	$ 4.82
	Financial Ratios						
19	Asset Turnover[2]		1.93	1.95	2.08	2.24	2.27
20	Return on Sales[3]		5.55%	4.63%	4.31%	4.23%	3.75%
21	Return on Assets[4]		10.71%	9.01%	8.99%	9.49%	8.54%
22	Return on Shareholders' Equity[5]		22.05%	18.62%	17.25%	18.59%	16.80%
	Comparative Balance Sheets (In Millions)						
23	Total Current Assets	18.1	$ 5,568	$ 4,920	$ 4,157	$ 3,688	$ 2,865
24	Cash and Short-Term Investments	32.6	1,126	853	469	569	249
25	Accounts Receivable—Net	7.7	172	166	161	148	144
26	Merchandise Inventory	14.9	3,968	3,611	3,285	2,812	2,385
27	Other Current Assets	44.5	244	197	161	105	45
28	Fixed Assets—Net	25.5	10,352	8,653	7,035	5,177	4,086
29	Other Assets	15.2	160	141	131	111	108
30	**Total Assets**	**22.4**	**16,109**	**13,736**	**11,358**	**9,007**	**7,087**
31	Total Current Liabilities	18.1	3,578	3,017	2,911	2,380	1,924
32	Accounts Payable	13.4	1,943	1,715	1,714	1,561	1,221
33	Other Current Liabilities	37.0	1,162	796	662	401	270
34	Long-Term Debt (Excluding Current Maturities)	25.7	3,736	3,734	2,698	1,727	1,364
35	**Total Liabilities**	**22.0**	**7,807**	**7,062**	**5,863**	**4,311**	**3,467**
36	**Shareholders' Equity**	**22.8**	**$ 8,302**	**$ 6,674**	**$ 5,495**	**$ 4,695**	**$ 3,620**
37	Equity/Long-Term Debt (Excluding Current Maturities)		2.22	1.79	2.04	2.72	2.65
38	Year-End Leverage Factor: Assets/Equity		1.94	2.06	2.07	1.92	1.96
	Shareholders, Shares and Book Value						
39	Shareholders of Record, Year-End		25,405	19,277	16,895	15,446	14,508
40	Shares Outstanding, Year-End (In Millions)		782	776	766	765	749
41	Weighted Average Shares, Assuming Dilution (In Millions)		800	795	769	768	752
42	Book Value Per Share		$ 10.62	$ 8.60	$ 7.17	$ 6.14	$ 4.83
	Stock Price During Calendar Year[6] (Adjusted for Stock Splits)						
43	High		$ 49.99	$ 48.88	$ 33.63	$ 33.22	$ 25.84
44	Low		$ 32.50	$ 24.79	$ 17.13	$ 21.50	$ 11.00
45	Closing Price December 31		$ 36.50	$ 46.41	$ 22.25	$ 29.88	$ 25.59
	Price/Earnings Ratio						
46	High		27	38	32	38	39
47	Low		18	19	16	24	16

	January 30, 1998	January 31, 1997	January 31, 1996	January 31, 1995	January 31, 1994	
1	477	429	389	355	324	1
2	39.9	33.7	26.8	20.9	15.7	2
3	64,070	58,585	48,405	40,637	31,243	3
4	231	196	163	136	101	4
5	$ 48.09	$ 47.82	$ 47.13	$ 48.62	$ 48.15	5
6	$ 11,108	$ 9,361	$ 7,691	$ 6,629	$ 4,861	6
7	256	210	159	116	84	7
8	926	753	582	493	332	8
9	599	488	377	344	231	9
10	216	173	135	127	79	10
11	383	315	242	218	152	11
12	38	35	30	27	24	12
13	$ 345	$ 280	$ 212	$ 190	$ 128	13
14	$ 14.99	$ 12.83	$ 10.76	$ 9.57	$ 7.59	14
15	0.52	0.43	0.34	0.31	0.24	15
16	0.06	0.05	0.05	0.04	0.04	16
17	0.47	0.38	0.30	0.27	0.20	17
18	$ 4.02	$ 3.52	$ 2.60	$ 2.31	$ 1.66	18
19	2.22	2.36	2.22	2.70	2.79	19
20	3.45%	3.36%	3.15%	3.28%	3.13%	20
21	7.66%	7.93%	6.99%	8.87%	8.73%	21
22	14.92%	16.95%	15.12%	20.48%	18.21%	22
23	$ 2,427	$ 2,135	$ 1,805	$ 1,744	$ 1,234	23
24	275	123	178	274	111	24
25	118	118	113	109	49	25
26	1,985	1,855	1,483	1,333	1,017	26
27	39	47	38	35	69	27
28	3,321	2,772	2,059	1,560	1,120	28
29	79	57	62	79	58	29
30	5,862	5,000	3,967	3,467	2,453	30
31	1,554	1,443	1,051	1,015	736	31
32	1,036	978	696	721	504	32
33	241	213	163	145	86	33
34	1,191	876	968	785	597	34
35	2,884	2,432	2,111	1,864	1,391	35
36	$ 2,978	$ 2,568	$ 1,857	$ 1,603	$ 1,062	36
37	2.50	2.93	1.92	2.04	1.78	37
38	1.97	1.95	2.14	2.16	2.31	38
39	12,386	12,530	12,728	11,360	8,773	39
40	738	731	673	667	621	40
41	741	730	715	693	640	41
42	$ 4.03	$ 3.51	$ 2.76	$ 2.40	$ 1.71	42
43	$ 12.24	$ 10.88	$ 9.72	$ 10.35	$ 7.75	43
44	$ 7.91	$ 7.16	$ 6.50	$ 6.94	$ 3.33	44
45	$ 11.93	$ 8.91	$ 8.38	$ 8.69	$ 7.44	45
46	24	25	29	33	32	46
47	15	17	19	22	14	47

Explanatory Notes

[1] Pre-tax Earnings plus Depreciation and Interest.

[2] Asset Turnover: Sales divided by Beginning Assets.

[3] Return on Sales: Net Earnings divided by Sales.

[4] Return on Assets: Net Earnings divided by Beginning Assets.

[5] Return on Shareholders' Equity: Net Earnings divided by Beginning Equity.

[6] Stock Price Source: The Wall Street Journal

** Fiscal year ended February 2, 2001 contained 53 weeks. All other years contained 52 weeks.*

NM = not meaningful

CGR = compound growth rate

BOARD OF DIRECTORS

Robert L. Tillman	Chairman of the Board and Chief Executive Officer, Lowe's Companies, Inc., Wilkesboro, N.C. 3*
Leonard L. Berry, Ph.D.	Distinguished Professor of Marketing and M.B. Zale Chair in Retailing and Marketing Leadership, Texas A&M University, College Station, Tex. 1,4
Peter C. Browning	Non-Executive Chairman of the Board, Nucor Corporation, Dean of McColl Graduate School of Business at Queens University of Charlotte, N.C. 1,3,4*
Paul Fulton	Chairman of the Board, Bassett Furniture Industries, Bassett, Va. 2*,3,4
Dawn E. Hudson	President, Pepsi-Cola Company, Purchase, N.Y. 2,4
Robert A. Ingram	Non-Executive Chairman, OSI Pharmaceuticals, Inc., Vice Chairman Pharmaceuticals, GlaxoSmithKline, Research Triangle Park, N.C. 2,4
Kenneth D. Lewis	Chairman, Chief Executive Officer and President, Bank of America, Charlotte, N.C. 2,4
Richard K. Lochridge	President, Lochridge & Company, Boston, Mass. 1*,3,4
Claudine B. Malone	President and Chief Executive Officer, Financial & Management Consulting, Inc., McLean, Va. 2,4
Thomas D. O'Malley	Chairman and Chief Executive Officer, Premcor, Inc., Old Greenwich, Conn. 1,4
Robert G. Schwartz	Former Chairman of the Board, President and Chief Executive Officer, Metropolitan Life Insurance Company, Inc., New York, N.Y. 1,4

Committee Membership

1 – Audit Committee
2 – Compensation and Organization Committee
3 – Executive Committee
4 – Governance Committee

** 2003 Committee Chairman*

EXECUTIVE MANAGEMENT

Robert L. Tillman	Chairman of the Board and Chief Executive Officer
Robert A. Niblock	President
Dale C. Pond	Senior Executive Vice President, Merchandising/Marketing
Larry D. Stone	Senior Executive Vice President, Operations
Theresa A. Anderson	Senior Vice President, Merchandising Sales & Service
Kenneth W. Black, Jr.	Senior Vice President and Chief Accounting Officer
Gregory M. Bridgeford	Senior Vice President, Business Development
Michael K. Brown	Senior Vice President, Store Operations — Western Division
Charles W. (Nick) Canter, Jr.	Senior Vice President, Store Operations — Northern Division
Robert J. Gfeller, Jr.	Senior Vice President, Marketing & Advertising
Stephen A. Hellrung	Senior Vice President, General Counsel and Secretary
Lee Herring	Senior Vice President, Distribution
Robert F. Hull, Jr.	Senior Vice President and Chief Financial Officer
Perry G. Jennings	Senior Vice President, Human Resources
John L. Kasberger	Senior Vice President and General Merchandising Manager — Hardlines
Michael K. Menser	Senior Vice President and General Merchandising Manager — Home Décor
David E. Shelton	Senior Vice President, Real Estate/Engineering & Construction
Eric D. Sowder	Senior Vice President, Logistics
John David Steed	Senior Vice President and General Merchandising Manager — Building Products
Stephen Stone	Senior Vice President and Chief Information Officer
Gregory J. Wessling	Senior Vice President, Store Operations — Southern Division

Standing, L-R: Robert Ingram, Kenneth Lewis, Thomas O'Malley, Peter Browning, Paul Fulton, Leonard Berr
Seated, L-R: Dawn Hudson, Richard Lochridge, Robert Schwartz, Robert Tillman, Claudine Malon

INVESTOR INFORMATION

[illegible]

EquiServe Trust Company, N.A.
150 Royall Street
Canton, Mass. 02021
877-282-1174

[illegible]

Lowe's has paid a cash dividend each quarter since becoming a public company in 1961.

[illegible]

Usually the middle of April, July, October and January

[illegible]

Usually the last of April, July, October and January

[illegible]

TELEPHONE
336-658-4000

FACSIMILE
336-658-4766

[illegible]

MAILING
P.O. Box 1111
North Wilkesboro, N.C. 28656

STREET
1605 Curtis Bridge Road
Wilkesboro, N.C. 28697

E-MAIL
webeditor@Lowes.com

WEB
http://www.Lowes.com

[illegible]

May 30, 2003 at 10:00 a.m.
Park Hotel, Charlotte, N.C.


BOARD OF DIRECTORS

Lowe's common stock

TICKER SYMBOL
LOW

LISTED
New York Stock Exchange
20 Broad Street
New York, N.Y. 10005

General counsel

Stephen A. Hellrung
Senior Vice President, Secretary
336-658-5445

Shareholder services

Shareholders' and security analysts' inquiries should be directed to:

Paul Taaffe
Director, Investor Relations
336-658-5239

Media inquiries should be directed to:
Chris Ahearn
Director, Public Relations
336-658-7387

Certified Public Accountants

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, N.C. 28202
704-372-3560

Additional information

For copies of financial information:
888-34LOWES (888-345-6937)
or visit www.Lowes.com

To view Lowe's Social Responsibility Report visit:
www.Lowes.com/socialresponsibility


LOWE'S
Home Improvement Warehouse

LOWE'S COMPANIES, INC.
1605 Curtis Bridge Road Wilkesboro, North Carolina 28697
www.Lowes.com

LOWES-AR-03